Capped Buffered Underlying Securities (BUyS) Linked to the Financial Select Sector SPDR® Fund
U.S. Financial Sector ■ Bullish ■ Short Dated

Indicative Terms as of October 3, 2008		Best Case Scenario at Maturity
CUSIP:	2515A0 SU 8	If the Index Fund Return is positive, investors will receive 300% of the performance of the Index Fund Return at maturity, subject to an Index Fund Return Cap of between 19.00% and 25.00% (TBD on Trade Date) for a Maximum Return of 57.00% and 75.00% (TBD on Trade Date).
Issuer:	Deutsche Bank AG, London Branch
Rating[1]:	Moody’s Aa1 / S&P AA-
Maturity / Tenor:	3 Years	Worst Case Scenario at Maturity
Index Fund:	Financial Select Sector SPDR® Fund
If the Final Level is lower than the Initial Level by more than the Buffer Level, an investment in the BUyS will decline by 1% for every 1% decline in the Index Fund beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss on an investment is 90%.

Initial Level:	Official closing level of the Index Fund on the Trade Date
Final Level:	Official closing level of the Index Fund on the Final Valuation Date times the Share Adjustment Factor
Index Fund Return:	Final Level – Initial Level Initial Level	Benefits
(subject to the Index Fund Return Cap)
■         Financial sector exposure with principal protection for first 10% of any depreciation and upside leverage, subject to the Index Fund Return Cap
■         300% of the positive Index Fund Return up to the Index Fund Return Cap
■         The BUyS will outperform the Index Fund at maturity if the Final Level is below the Initial Level

Share Adjustment Factor:	Initially 1.00, subject to the adjustment for anti-dilution events
Participation Rate:	300%
Index Fund Return Cap:	19.00% - 25.00% (TBD on Trade Date)	Risks
Maximum Return:	57.00% - 75.00% (TBD on Trade Date)
■         Because BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the performance of the Index Fund, you may lose up to 10% of your initial investment
■         Return on the BUyS is limited by the Index Fund Return Cap and will not benefit from any appreciation of the Index Fund beyond the Index Fund Return Cap
■         Return on the BUyS is linked to the value of the Index Fund without taking into consideration the value of dividends paid on the component stocks of the Index
■         An investment in BUyS is subject to the credit of the Issuer

Buffer Level:	10% of the Initial Level (first 10% depreciation of the Index Fund is fully protected)
Payment at Maturity:
If the Final Level:
(a) is greater than or equal to the Initial Level, a cash payment equal to the Index Fund Return, which is subject to the Index Fund Return Cap, multiplied by the Participation Rate.  Accordingly, subject to the Maximum Return, the Payment at Maturity will be: $1,000 + ($1,000 x Index Fund Return x Participation Rate); OR
(b)  is less than the Initial Level, and such decline is equal to or less than the Buffer Level, the Payment at Maturity will be $1,000; OR
(c) is less than the Initial Level, and such decline is greater than the Buffer Level, the Payment at Maturity will be $1,000 + [$1,000 x (Index Fund Return + Buffer Level)].

Important Dates
		Offering Period:	October 3 – October 15, 2008
		Trade Date:	October 15, 2008
Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the BUyS. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000.00 face amount. The Agent may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000.00 face amount.	Settlement Date:	October 20, 2008
		Final Valuation Date:	October 17, 2011
		Maturity Date:	October 20, 2011 (3 Years)

Agents:	Deutsche Bank Securities Inc. And Deutsche Bank Trust Company Americas	ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated October 3, 2008, R-5817-1 (08/08)

NOT FDIC / NCUA INSURED MAY LOSE VALUE NO BANK GUARANTEE NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

1 As of October 1, 2008.  A credit rating is not a recommendation to buy, sell or hold the BUyS and may be subject to revision or withdrawal at any time by the assigning rating agency.  Each credit rating should be evaluated independently of any other credit rating.  Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the BUyS other than the ability of the Issuer to meet its obligations.

DWS Structured Products    1.866.637.9185    www.dws-sp.com

Capped BUyS Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Buffer Level of 10%, Participation Rate of 300% and an Index Fund Return Cap of 22%)
Change in Index Fund (%)	Index Fund Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
-30.00%	-30.00%	-20.00%	$800.00
-15.00%	-15.00%	-5.00%	$950.00
-10.00%	-10.00%	0.00%	$1,000.00
-5.00%	-5.00%	0.00%	$1,000.00
0.00%	0.00%	0.00%	$1,000.00
5.00%	5.00%	15.00%	$1,150.00
10.00%	10.00%	30.00%	$1,300.00
25.00%	22.00%	66.00%	$1,660.00
35.00%	22.00%	66.00%	$1,660.00
45.00%	22.00%	66.00%	$1,660.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $100.00 per $1,000.00 face amount. The return on the BUyS at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE INDEX FUND RETURN CAP — The Index Fund Return cannot exceed the Index Fund Return Cap of between 19.00% and 25.00% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,570.00 and $1,750.00 for each $1,000.00 face amount of the BUyS you hold, regardless of any increase in the Index beyond the Index Fund Return Cap.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions.

LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE BUyS — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Index or the value of the BUyS.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS — In addition to the level of the Index Fund on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.00, for certain events affecting the shares of the Index Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected. See “Anti-Dilution Adjustments” in the accompanying term sheet.

COUNTERPARTY RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 516J and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 516J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.